SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03013513

RECEIVED MAR 0 8 2003 — SEC MAIL PROCESSING SECTION, WASH. D.C. 208

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39856

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
New Windsor Associates, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 E. 63rd Street, EPHD
(No. and Street)

New York, NY 10021
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Manko (212) 317-2510
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Matthews & CO, LLP
(Name – *if individual, state last, first, middle name*)

331 Madison Avenue 8th Floor New York, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ROBERT MANKO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEW WINDSOR ASSOCIATES, L.P., as of [redacted] DECEMBER, 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

notarized on Jan 28, 2003

Robert Manko
Signature

CEO
Title

Notary Public

SEAN B. WEINER
Notary Public, State of Florida
My comm. expires Nov. 28, 2004
No. CC984445

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEW WINDSOR ASSOCIATES, LP

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

DECEMBER 31, 2002

MATTHEWS & CO, LLP

Certified Public Accountants

331 Madison Avenue, 8th Floor
New York, New York 10017
Telephone (212) 293-5100
Fax (212) 293-5560

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

To the Partners of
New Windsor Associates, LP

In planning and performing our audit of the financial statements and supplemental schedule of New Windsor Associates, LP (a limited partnership) (the "Partnership") for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of New Windsor Associates, LP to achieve all the divisions of duties and cross-checks generally included in an internal control structure and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Partners, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Matthews & Co. LLP

February 4, 2003

NEW WINDSOR ASSOCIATES, L.P.

Statement of Financial Condition

December 31, 2002

NEW WINDSOR ASSOCIATES, L.P.
Contents
December 31, 2002

MATTHEWS & CO, LLP

Certified Public Accountants

331 Madison Avenue, 8th Floor
New York, New York 10017
Telephone (212) 293-5100
Fax (212) 293-5560

INDEPENDENT AUDITORS' REPORT

To the Partners of
New Windsor Associates, L.P.

We have audited the accompanying statement of financial condition of New Windsor Associates, L.P. (a limited partnership) as of December 31, 2002. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of New Windsor Associates, L.P. (a limited partnership) as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Matthews & Co. LLP

February 4, 2003

NEW WINDSOR ASSOCIATES, L.P.

Statement of Financial Condition
December 31, 2002

ASSETS

Cash	$ 7,112
Receivable from broker (Note 3)	1,239,151
Securities owned - at market value	3,643,625
Other assets (Note 6)	18,350
Total Assets	$ 4,908,238

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Securities sold, but not yet purchased - at market value	$ 3,148,929
Accrued expenses	22,171
Total Liabilities	3,171,100
Partners' Capital	1,737,138
Total Liabilities and Partners' Capital	$ 4,908,238

The accompanying notes are an intergral part of these financial statements.

1 Organization and Nature of Business

New Windsor Associates, L.P. (the "Partnership") is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc and was organized as a limited partnership principally to conduct the business of trading in options and other marketable securities.

2 Summary of Significant Accounting Policies

Securities Transactions
The Partnership records income from proprietary securities transactions and the related revenue and expenses on a trade-date basis.

Securities owned and options written are stated at quoted market values with the resulting unrealized gains and losses reflected in income.

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis in accordance with generally accepted accounting principles.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk
The Partnership maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts.

Income Taxes
No provision for federal, state and local income taxes has been made since the Partnership is not a taxable entity and the partners are individually liable for the taxes on their shares of the Partnership's income or loss.

3 Receivable from broker

The clearing and depository operations for the Partnership's securities transactions are provided by one broker pursuant to a clearance agreement. At December 31, 2002, the amount receivable from the broker consisted of cash of $ 1,239,151 .

4 Derivative Financial Instruments

The Partnership's activities include the purchase and sale of stock market options. Stock market options are settled in cash based on the difference between the contract price and the market settlement price.

The Partnership's exposure to credit risk is represented by the fair value of derivative assets held. Substantially all of the options are traded on national exchanges. Counterparty performance is guaranteed by the Options Clearing Corporation. All of the derivatives are subject to market risk.

The following summarizes derivative financial instruments held:

	Fair Value	
	Year End	Average for the Year
Stock market options:		
Asset	$ 36,940	$ 29,835
Liabilities	$ 6,205	$ 37,162

5 Net Capital Requirement

As a registered broker-dealer, the Partnership is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Partnership has elected to compute its net capital under the alternative method permitted by the Rule, which requires the Partnership to maintain minimum net capital, as defined, of $100,000. As of New Windsor Associates, L.P., the Partnership had net capital of $ 991,688 , which exceeded its requirement of $100,000 by $ 891,688 .

6 Related Party Transactions

Included in other assets is a nonvoting interest in the clearing broker through which the Partnership clears its proprietary transactions.